VIZSLA SILVER ANNOUNCES US$100 MILLION BOUGHT DEAL FINANCING

The offering documentation is or will be accessible through SEDAR+ and EDGAR

Vancouver, British Columbia (June 23, 2025) - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce that it has entered into an agreement with Canaccord Genuity as sole bookrunner, on behalf of itself and syndicate of underwriters (the "Underwriters"), pursuant to  which the Underwriters have agreed to purchase, on a bought deal basis, 33,334,000 common shares (the "Common Shares"), at a price of US$3.00 per Common Share, for gross proceeds of approximately US$100,002,000 (the "Offering").

The Company has granted the Underwriters an option (the "Over-Allotment Option"), exercisable at the offering price for a period of 30 days after and including the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The Offering is expected to close on or about June 26, 2025 and is subject to the Company receiving all necessary regulatory approvals.  In the event that the Over Allotment Option is exercised in full, the total gross proceeds of the Offering will be US$115,002,300.

The Company currently intends to use the net proceeds of the Offering to advance the exploration, drilling and development of the Company's Panuco Project, as well as for working capital and general corporate purposes as set out in the Prospectus Supplement (as defined below).

The Common Shares will be offered by way of a prospectus supplement (the "Prospectus Supplement") in all of the provinces of Canada, other than Quebec, pursuant to the Company's base shelf prospectus dated April 28, 2025 (the "Base Shelf Prospectus"), and will be offered in the United States pursuant to a prospectus supplement (the "U.S. Prospectus Supplement") filed as part of an effective registration statement on Form F-10 (the "Registration Statement") filed under the Canada/U.S. multi-jurisdictional disclosure system. Before investing, prospective purchasers in Canada should read the Prospectus Supplement, the Base Shelf Prospectus, and the documents incorporated by reference therein, and prospective purchasers in the United States should read the U.S. Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement and the documents incorporated by reference therein for more complete information about the Company and the Offering.

Copies of the applicable offering documents, when available, can be obtained free of charge under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Delivery of the Base Shelf Prospectus and the Prospectus Supplement and any amendments thereto will be satisfied in accordance with the "access equals delivery" provisions of applicable Canadian securities legislation. An electronic or paper copy of Prospectus Supplement, the U.S. Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement, when available, may be obtained, without charge, from Canaccord Genuity by phone at 416-869-3052 or by e-mail at ecm@cgf.com by providing Canaccord Genuity with an email address or address, as applicable.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Vizsla Silver Corp.

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Preliminary Economic Study for Panuco in July 2024 which highlights 15.2 Moz AgEq of annual production over an initial 10.6-year mine life, an after-tax NPV5% of US$1.1B, 86% IRR and a 9-month payback at US$26/oz Ag and US$1,975/oz Au. Vizsla Silver aims to become the world's leading silver company by implementing a dual track development approach at Panuco, advancing mine development, while continuing district scale exploration through low-cost means.

Contact Information: For more information and to sign-up to the mailing list, please contact:

Michael Konnert, President and Chief Executive Officer

Tel: (604) 364-2215

Email: info@vizslasilver.ca

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward‐Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward‐looking information" under applicable Canadian securities laws, including those relating to information contained in the Preliminary Economic Study (including annual production, mine life, NPV, IRR and payback) and also regarding the terms of the Offering and the expected completion and use of proceeds thereof, which ultimately remains the subject of the Company's discretion. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward‐looking statements or information.

Forward‐looking statements and forward‐looking information are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward‐looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in the Prospectus Supplement, the US Prospectus Supplement and Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward‐looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward‐looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.